Exhibit 99.1






                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                  FUNDTECH REPORTS SECOND QUARTER 2003 RESULTS

        Key Financial Highlights:*Revenue of $11.7 million, 6% sequential growth, 21% growth vs. Q2 2002
                                 *GAAP loss per share of 2 cents
                                 *Adjusted EPS of 3 cents (See Schedule A
            Attached to this Press Release -- Reconciliation to GAAP)


               JERSEY CITY, N.J., -- July 30, 2003,-- Fundtech Ltd. (NASDAQ:
               FNDT), a leading provider of global electronic payments, settlement and cash management solutions, announced today its financial results for the second quarter ended June 30, 2003.

               Revenues for the second quarter were $11.7 million, 6% higher than the first quarter of 2003, and 21% higher than the second quarter of 2002. Compared to the first quarter, license revenues increased by $500,000, service revenues increased by $200,000 and maintenance revenues increased by $100,000. Hardware revenues decreased by $200,000.

               On a GAAP basis, net loss for the second quarter was approximately $230,000, or $0.02 per share, compared with a net loss of approximately $625,000, or $0.04 per share, for the first quarter of 2003 and net loss of

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               approximately $3.9 million, or $0.27 per share, in the second quarter of 2002.

               Excluding amortization of intangibles and amortization of capitalized software costs, the adjusted net profit for the second quarter was $399,000, or $0.03 per share, compared to $0.00 in the first quarter of 2003 and a loss of $0.23 per share in the second quarter of 2002.

               "We are continuing to grow and improve our operating results. This quarter we have positive adjusted EPS, for the first time since the year 2000," said Reuven Ben Menachem, CEO of Fundtech. " While market conditions have remained unchanged, we see that our next generation products are gaining traction in the marketplace and our services organization has improved its effectiveness. We expect these trends to continue to result in improved operating performance."

                             Additional Second quarter highlights:

o Citibank went into production in London with our flagship Global PAYplus product.

o     Closed 39 new deals and added 8 new bank customers.

o Closed ASP and disaster recovery services transactions, which are expected to generate $3.4 million of revenues over the next 3 to 5 years.

o     Received two orders from European banks for Global PAYplus.

o Closed 2 new sales for our next generation cash management product, CASHplus.

               Q3 2003 Guidance

               Fundtech expects revenues in the third quarter of 2003 to be in the range of $11.7 to $12.0 million and expects earnings per share before all amortization expenses to be in the range of 3 cents to 5 cents. Including all anticipated amortization expenses, Fundtech expects GAAP earnings per share to be between a loss of 1 cent and a profit of 1 cent. Amortization

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               expenses are expected to be 4 cents per share in the third quarter of 2003. (Assuming amortization of approximately $629,000 for the quarter.)

               About Fundtech

               Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

               Forward Looking Statements:

               Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #


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                           Schedule A to Press Release

                             Reconciliation to GAAP
                 (In Thousands, Except Share and Per Share Data)


The following information sets forth Fundtech's calculation of adjusted net income (loss) as contained in the company's press release:


                                                              Three Months Ended
                                                                   June 30,
                                                                   --------
                                                              2003           2002
                                                              ----           ----
Reconciliation of net loss to adjusted net loss:

 Net income (loss)                                          $   (230)(a)   $  (3,858)(a)

  Amortization of capitalized software development costs         394             394
  Amortization of other intangible assets                        235             225
                                                            --------       ---------

 Adjusted net income (loss)                                 $    399       $  (3,239)
                                                            ========       =========

Adjusted net income (loss) per share                        $   0.03       $   (0.23)
                                                            ========       =========

Shares used in computing adjusted net income
(loss) per share                                          14,574,079      14,283,342


* (a) Net loss for the second quarter was approximately $0.02 per share, net loss for the second quarter of 2002 was $0.27 per share.


                               FUNDTECH LTD. AND ITS SUBSIDIARIES
                              Condensed Consolidated Balance Sheets
                                         (In Thousands)

                                                                 June 30,            December 31,
                                                                   2003                 2002
                                                                   ----                 ----
ASSETS
------
Current assets:
 Cash & cash equivalents                                         $  29,649            $  26,571
 Marketable securities                                              15,511               15,925
 Trade receivables, net                                             14,983               13,386
 Other accounts receivable, prepaid expenses
   and inventories                                                   1,902                1,256
                                                                 ---------            ---------
    Total current assets                                            62,045               57,138

 Long term trade receivables, net                                    1,202                1,497
 Severance pay fund                                                    551                  474
 Long term deposits                                                    929                1,027
 Property and equipment, net                                         6,857                7,265
 Goodwill, net                                                      10,523               10,523
 Other assets, net                                                  10,199               11,456
                                                                 ---------            ---------
    Total assets                                                 $  92,306            $  89,380
                                                                 =========            =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
 Trade payables                                                  $   1,412            $   1,221
 Deferred revenues                                                   9,141                4,959
 Accrued restructuring expenses                                        750                1,523
 Employee and payroll accruals                                       1,516                1,496
 Other accounts payable and accrued expenses                         3,465                3,309
                                                                 ---------            ---------
    Total current liabilities                                       16,284               12,508

Accrued severance pay                                                  606                  527
Accrued restructuring and other expenses                               910                1,179
                                                                 ---------            ---------
    Total liabilities                                               17,800               14,214
                                                                 ---------            ---------

Shareholders' equity:
 Share capital                                                          43                   43
 Additional paid-in capital                                        139,977              139,851
 Accumulated other comprehensive income (loss)                        (533)                (602)
 Accumulated deficit                                               (64,893)             (64,038)
 Treasury stock, at cost                                               (88)                 (88)
                                                                 ---------            ---------
   Total shareholders' equity                                       74,506               75,166
                                                                 ---------            ---------
    Total liabilities and shareholders' equity                   $  92,306            $  89,380
                                                                 =========            =========


Note: Certain prior year amounts have been reclassified to conform to current year presentation.


                                  FUNDTECH LTD. AND ITS SUBSIDIARIES
                                 Consolidated Statements of Operations
                            (In Thousands, Except Share and Per Share Data)

                                                                           Three Months Ended             Six Months Ended
                                                                               June 30,                       June 30,
                                                                         2003           2002            2003             2002
                                                                         ----           ----            ----             ----
Revenues:
 Software license fees                                               $      3,561    $      1,778    $      6,581    $      4,276
 Maintenance                                                                3,535           3,003           7,011           5,996
 Services [a]                                                               4,536           4,805           8,835           8,641
 Hardware sales                                                                32              61             276             283
                                                                     ------------    ------------    ------------    ------------
  Total Revenues                                                           11,664           9,647          22,703          19,196
                                                                     ------------    ------------    ------------    ------------

Operating expenses:
 Software licenses costs                                                      110              27             220             273
 Maintenance and services costs [a]                                         4,419           4,370           8,759           8,726
 Hardware costs                                                                28              31             232             218
 Software development                                                       2,475           3,896           4,946           8,181
 Selling and marketing, net                                                 2,623           2,673           4,983           4,978
 General and administrative                                                 1,657           1,866           3,326           3,734
 Amortization of capitalized software development costs                       394             394             788             394
 Amortization of other intangible assets                                      235             225             470             446
 Provision for doubtful accounts                                               50             125              50             249
 Restructuring and related expenses                                            --              --              --               3
                                                                     ------------    ------------    ------------    ------------
  Total operating expenses                                                 11,991          13,607          23,774          27,202
                                                                     ------------    ------------    ------------    ------------

Operating income (loss)                                                      (327)         (3,960)         (1,071)         (8,006)
 Impairment and realized losses
   on available for sale marketable securities                                 --             (43)             --             (56)
 Financial income, net                                                        142             188             321             394
 Income taxes                                                                 (45)            (43)           (105)            (78)
                                                                     ------------    ------------    ------------    ------------
   Net income (loss)                                                 $       (230)   $     (3,858)   $       (855)   $     (7,746)
                                                                     ============    ============    ============    ============

Net income (loss) per share:
 Net income (loss) used in computing income per share                $       (230)   $     (3,858)   $       (855)   $     (7,746)
 Basic income (loss) per share                                       $      (0.02)   $      (0.27)   $      (0.06)   $      (0.54)
 Diluted income (loss) per share                                     $      (0.02)   $      (0.27)   $      (0.06)   $      (0.54)
Shares used in computing:
 Basic income (loss) per share                                         14,344,359      14,283,342      14,332,969      14,280,824
 Diluted income (loss) per share                                       14,344,359      14,283,342      14,332,969      14,280,824
Adjusted net income (loss) per share:
 Adjusted net income (loss) used in computing income per share       $        399    $     (3,239)   $        403    $     (6,903)
 Adjusted net income (loss)  per share                               $       0.03    $      (0.23)   $       0.03    $      (0.48)
Shares used in computing adjusted net income (loss) per share          14,574,079      14,283,342      14,478,663      14,280,824
Reconciliation of net loss to adjusted net income (loss):
 Net income (loss)                                                   $       (230)   $     (3,858)   $       (855)   $     (7,746)
  Restructuring and related expenses                                           --              --              --               3
  Amortization                                                                629             619           1,258             840
                                                                     ------------    ------------    ------------    ------------
 Adjusted net income (loss)                                          $        399    $     (3,239)   $        403    $     (6,903)
                                                                     ============    ============    ============    ============

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

[a] Includes costs invoiced to customers of $268 and $324 for the three months and $461 and $700 for the six months ended June 30, 2003 and 2002, respectively.


                                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                                      Consolidated Statement of Cash Flows
                                               (In Thousands)

                                                                                       Six Months Ended        Three Months Ended
                                                                                            June 30,               June 30,
                                                                                            --------               --------
                                                                                       2003           2002           2003
                                                                                       ----           ----           ----

CASH FLOWS FROM OPERATIONS:
 Net income (loss)                                                                   $   (855)      $ (7,746)      $   (230)
 Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation and amortization                                                         2,852          2,612          1,443
  Impairment and realized losses on available for sale
    marketable securities                                                                  --             46             --
  Capital loss on sales of property and equipment                                          36             10             36
  Provision for doubtful accounts                                                          --            249             --
  Decrease (increase) in trade receivables and long
    term-trade receivables                                                             (1,283)          (205)        (3,030)
  Increase in other accounts receivable, prepaid expenses
    and inventories                                                                      (641)          (713)          (492)
  Increase (decrease) in trade payables                                                   190           (831)           (30)
  Increase in deferred revenues                                                         4,108          5,828         (2,734)
  Decrease in employee and payroll accruals                                                 6           (105)           289
  (Decrease) increase in other payables and accrued expenses                             (903)           468           (871)
  Increase in accrued non-recurring expenses                                               --           (595)            --
  Increase (decrease) in accrued severance pay, net                                         2            (26)            (1)
  Decrease in accrued interest on marketable securities                                    38             --             29
                                                                                     --------       --------       --------
   Net cash provided by (used in) operations                                            3,550         (1,008)        (5,591)
                                                                                     --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Investment in held to maturity marketable securities, net                                376             --         (4,510)
 Proceeds from sale of available for sale marketable
   securities                                                                              --          1,830             --
 Purchase of property and equipment                                                    (1,191)          (676)          (322)
 Reduction (investment) in long-term lease
   deposits                                                                                98            (54)            (2)
 Proceeds from sale of property and equipment                                               2             24              2
                                                                                     --------       --------       --------
   Net cash provided by (used in) investing activities                                   (715)         1,124         (4,832)
                                                                                     --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and
   exercise of stock options and warrants, net                                            126             65            126
 Investment in treasury stock, at cost                                                     --            (88)            --
                                                                                     --------       --------       --------
   Net cash provided by financing activities                                              126            (23)           126
                                                                                     --------       --------       --------

Effect of exchange rate on cash and cash equivalents                                      117            494             (4)
                                                                                     --------       --------       --------

Increase (decrease) in cash and cash equivalents                                        3,078            587        (10,301)
Cash and cash equivalents at the beginning of the period                               26,571         39,923         39,950
                                                                                     --------       --------       --------
Cash and cash equivalents at the end of the period                                   $ 29,649       $ 40,510       $ 29,649
                                                                                     ========       ========       ========